Exhibit 12.1

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Three Months Ended March 31, 2013	Year Ended December 31
		2012	2011	2010	2009	2008
Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes	$(183)	$3,822	$4,449	$2,655	$1,682	$3,849
Add:
Distributed earnings from equity in unconsolidated affiliates	7	4	13	13	17	30
Fixed charges	109	445	384	402	361	232
Subtotal	(67)	4,271	4,846	3,070	2,060	4,111
Less:
Equity in earnings of unconsolidated affiliates	1	14	20	20	16	50
Total earnings (loss) available for fixed charges	$(68)	$4,257	$4,826	$3,050	$2,044	$4,061

Fixed charges:
Interest expense	$74	$305	$268	$308	$297	$167
Rental expense representative of interest	35	140	116	94	64	65
Total fixed charges	$109	$445	$384	$402	$361	$232

Ratio of earnings to fixed charges	(a)	9.6	12.6	7.6	5.7	17.5

(a) Total earnings (loss) available for fixed charges for the quarter ended March 31, 2013 was inadequate to cover fixed charges by $177 million.